SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 1)
Avocent Corporation
(Name of Subject Company)
Avocent Corporation
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

053893103
(CUSIP Number of Class of Securities)

Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs,
General Counsel, and Secretary
Avocent Corporation
4991 Corporate Dr.
Huntsville, AL 35805
(256) 430-4000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, WA 98104 (206) 883-2500	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2009 (as previously filed with the SEC, the “Schedule 14D-9”) by Avocent Corporation, a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated October 15, 2009 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2009 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.
This Amendment No. 1 is being filed to reflect certain updates as reflected below.
Item 9. Materials to be Filed as Exhibits.
     Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit
Number	Description

(e)(27)	Electronic mail message containing frequently asked questions concerning the treatment of Company stock options sent by the Company to its employees holding Company stock options.

(e)(28)	Electronic mail message containing frequently asked questions concerning the treatment of Company restricted stock units sent by the Company to its employees holding Company restricted stock units.

(e)(29)	Electronic mail message containing frequently asked questions concerning the treatment of Company performance shares sent by the Company to its employees holding Company performance shares.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

AVOCENT CORPORATION
By:	/s/ Samuel F. Saracino
Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs, General Counsel, and Secretary

Dated: October 16, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(e)(27)	Electronic mail message containing frequently asked questions concerning the treatment of Company stock options sent by the Company to its employees holding Company stock options.

(e)(28)	Electronic mail message containing frequently asked questions concerning the treatment of Company restricted stock units sent by the Company to its employees holding Company restricted stock units.

(e)(29)	Electronic mail message containing frequently asked questions concerning the treatment of Company performance shares sent by the Company to its employees holding Company performance shares.